309 Technology Drive
Malvern, PA 19355

October 19, 2007

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn.: Linda Stirling

Re:	Quaker Investment Trust (the “Trust”)
Post-Effective Amendment Nos. 38/36 (File Nos. 033-38074, 811-6260)

Dear Ms. Stirling:

Listed below are the comments of the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment Nos. 38/36 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) that was filed on behalf of the Trust on August 29, 2007, and the Trust’s responses thereto. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

1.	Comment: Page 7, Paragraph/Caption Shareholder Transaction Expenses

Footnote 2 to the expense table does not clearly state that the voluntary fee waiver of management fees by the Adviser and sub-adviser applies to all share classes of the Fund.

Response: Footnote 2 has been modified to state that the voluntary fee waiver by the Adviser and sub-adviser applies to all share classes.

2.	Comment: Page 7, Paragraph/Caption Shareholder Transaction Expenses

Footnote 2 to the expense table should contain the expected total fund operating expenses after voluntary fee waiver for each share class.

Response: Footnote 2 has been modified to include the expected total fund operating expenses for Class A, Class C and Institutional Class.

3.	Comment: Page 7, Paragraph/Caption Shareholder Transaction Expenses

The word sub-advisory was spelled incorrectly in Footnote 3 to the expense table.

Response: The spelling mistake was corrected.

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Very truly yours,

/s/ Justin Brundage
Justin Brundage
Secretary

Annex A
“TANDY” LETTER
309 Technology Drive
Malvern, PA 19355

October 19, 2007

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn.: Linda Stirling

Re:	Quaker Investment Trust (the “Trust”)
Post-Effective Amendment Nos. 38/36 (File Nos. 033-38074, 811-6260)

Dear Ms. Stirling:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment Nos. 38/36 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) that was filed on behalf of the Trust on August 29, 2007, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b) Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Justin Brundage
Justin Brundage
Secretary